  Exhibit 99.3
BUENOS AIRES, May 13, 2019

To
Argentine Securities Commission (CNV)

Note: CPSA-GG-N-0259/19-AL
Subject: Detailed Organizational Structure

Dear Sir/Madam:

I am writing to you in my capacity as Head of Securities Market Relations of Central Puerto S.A. (the “Company”) in order to submit the updated list of the Company’s authorities:

1) Members of the Board of Directors:

Name	Position	Term of Office Expiration Date	Position Type
Osvaldo Arturo Reca	President	12/31/19	Not independent
Jorge Aníbal Rauber	Vice President	12/31/19	Not independent
Miguel Dodero	Director	12/31/19	Not independent
José Luis Morea	Director	12/31/19	Independent
Juan José Salas	Director	12/31/19	Independent
Diego Petracchi	Director	12/31/19	Not independent
Tomás Peres	Director	12/31/19	Not independent
Tomás José White	Director	12/31/19	Independent
Cristian López Saubidet	Director	12/31/19	Not independent
Jorge Eduardo Villegas	Director	12/31/19	Independent
Liliana Murisi	Director	12/31/19	Independent
Marcelo Atilio Suva	Deputy Director	12/31/19	Not independent
Oscar Luis Gosio	Deputy Director	12/31/19	Not independent
Justo Pedro Saenz	Deputy Director	12/31/19	Not independent
Adrián Gustavo Salvatore	Deputy Director	12/31/19	Not independent
Javier Alejandro Torre	Deputy Director	12/31/19	Not independent
Rubén Omar López	Deputy Director	12/31/19	Not independent
José Manuel Pazos	Deputy Director	12/31/19	Not independent
Enrique Gonzalo Ballester	Deputy Director	12/31/19	Independent
Juan Pablo Gauna Otero	Deputy Director	12/31/19	Independent
Federico Cerdeiro	Deputy Director	12/31/19	Independent
Pablo Javier Vega	Deputy Director	12/31/19	Independent

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

2) Members of the Statutory Audit Committee:

Name	Position	Term of Office Expiration Date	Position Type
Eduardo Erosa	Statutory Auditor	12/31/19	Independent
César Halladjian	Statutory Auditor	12/31/19	Independent
Juan Nicholson	Statutory Auditor	12/31/19	Independent
Ricardo Erosa	Deputy Statutory Auditor	12/31/19	Independent
Carlos Zlotnizky	Deputy Statutory Auditor	12/31/19	Independent
Lucas Nicholson	Deputy Statutory Auditor	12/31/19	Independent

3) Members of the Audit Committee:

Name	Position	Term of Office Expiration Date	Position Type
Juan José Salas	Member	12/31/19	Independent
José Luis Morea	Member	12/31/19	Independent
Tomás José White	Member	12/31/19	Independent
Jorge Eduardo Villegas	Deputy Member	12/31/19	Independent
Oscar Luis Gosio	Deputy Member	12/31/19	Not independent

4) External Auditors:

Germán Cantalupi (C.P.C.E.C.A.B.A. T° 248, F° 60): Reporting Accountant.
Ezequiel Calciati (C.P.C.E.C.A.B.A. T° 163, F° 233): Deputy Reporting Accountant.
Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Sincerely,

Leonardo Marinaro
Head of Securities Market Relations
 CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099